SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the registrant [ ]

Filed by a party other than the registrant [X]

Check the appropriate box:

[X]   Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]   Definitive Proxy Statement
[ ]   Definitive Additional Materials
[ ]   Soliciting Material Under Rule 14a-12

--------------------------------------------------------------------------------

                            PAYLESS SHOESOURCE, INC.
                (Name of Registrant as Specified in Its Charter)
--------------------------------------------------------------------------------

                   BARINGTON COMPANIES EQUITY PARTNERS, L.P.,
                 BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI),
                            PARCHE, LLC and STARBOARD
                          VALUE & OPPORTUNITY FUND, LLC
     (Name of Person(s) Filing Proxy Statement if Other Than the Registrant)
--------------------------------------------------------------------------------


Payment of Filing Fee (Check the appropriate box):

[X]   No fee required.

[ ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)  Title of each class of securities to which transaction applies:

(2)  Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)  Proposed maximum aggregate value of transaction:


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

(5)  Total fee paid:

[ ]   Fee paid previously with preliminary materials.

[ ]   Check box if any part of the fee is offset as provided by Exchange Act
Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      (1)  Amount Previously Paid:

      (2)  Form, Schedule or Registration Statement No.:

      (3)  Filing Party:

      (4)  Date Filed:




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


                     PRELIMINARY COPY; SUBJECT TO COMPLETION
                            DATED MAY _________, 2004

                             2004 ANNUAL MEETING OF
                    STOCKHOLDERS OF PAYLESS SHOESOURCE, INC.

                                 PROXY STATEMENT
                                       OF
                          THE BARINGTON COMPANIES GROUP

      This proxy statement and the enclosed GREEN proxy card are being furnished to you, the holders of shares of common stock, $.01 par value per share, of Payless ShoeSource, Inc., a Delaware corporation, in connection with the solicitation by Barington Companies Equity Partners, L.P. and other entities participating with Barington Companies Equity Partners, L.P., for use at the 2004 annual meeting of stockholders of the Company, and at any adjournments or postponements of the meeting. The other entities participating with Barington Companies Equity Partners, L.P. are Barington Companies Offshore Fund, Ltd. (BVI), Parche, LLC and Starboard Value & Opportunity Fund, LLC who, together with Barington Companies Equity Partners, L.P., are referred to as the Barington Companies group.

      This Proxy Statement and the accompanying GREEN proxy card are first being furnished to the Company's stockholders on or about ___________, 2004.


      The Barington Companies group is soliciting proxies to obtain representation on the Company's board of directors. Our goal is to elect three new and independent members to the Company's board of directors who will help guide the Company's board of directors in its pursuit to maximize shareholder value. The term independent as used in this Proxy Statement means the absence of any material relationship with the Company. The Company currently has nine directors divided into three classes of three members. At each annual meeting of stockholders, one class is elected to hold office for a term of three years. Barington Companies Equity Partners, L.P. is nominating three individuals for the class of directors whose term expires at the 2004 annual meeting. Such nominees are recommended and supported by the other members of the Barington Companies group and are hereinafter referred to as the Barington Companies group nominees. Our nominees, William J. Fox, Harold D. Kahn and James A. Mitarotonda, are highly-qualified candidates who possess significant retail, merchandising, operational and financial experience. We believe that the insight, objectivity and managerial skills of our nominees will benefit the Company's existing board of directors in executing its strategic plan.


      William J. Fox has broad operational and managerial experience. Currently, he serves as Chairman, President and Chief Executive Officer of AKI Inc. and President and CEO of AKI Holdings, Inc., an international marketing, advertising and sampling systems business. Prior to his tenure at AKI, Mr. Fox held various positions at Revlon, Inc., Revlon Worldwide and Revlon Technologies, consisting of Senior Executive Vice President of Revlon, Inc., President of Strategic and Corporate Development of Revlon Worldwide, Chief Executive Officer of Revlon Technologies and Chief Financial Officer of Revlon, Inc. Concurrently, Mr. Fox is a member of the board of directors of several companies including Loehmanns Holdings Inc.

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

(NASDAQ:LHMS), a national, upscale off-price specialty retailer, where he serves as Co-Chairman of the board of directors.

      Harold D. Kahn has a long track record of merchandising and retail industry expertise. Mr. Kahn served as Chairman and Chief Executive Officer of Macy's East from 1994 until February 2004. He served as President of Montgomery Ward from 1992 to 1994, and prior thereto, was Chairman and Chief Executive Officer of Macy's South and Bullocks. From 1985 to 1989, Mr. Kahn served as Chairman and Chief Executive Officer of Macy's California and, from 1981 to 1985, was President of Macy's Atlanta. Prior thereto, he was a Vice President and then Senior Vice President and General Merchandise Manager of Macy's New York.

      James A. Mitarotonda is an experienced board member and investor in businesses. He is currently the President and Chief Executive Officer of Barington Companies Investors, LLC, the general partner of Barington Companies Equity Partners, L.P., a small capitalization value fund in which he has been actively involved with portfolio companies in their pursuit of maximizing shareholder value. Mr. Mitarotonda also is President, Chief Executive Officer and a director of MM Companies, Inc. (OTCBB:MMCO) and a director of Register.com, Inc. (NASDAQ:RCOM). In addition, he is Co-Chairman of the board of directors and Co-Chief Executive Officer of LQ Corporation (OTCBB:LQID) and Chief Executive Officer and a director of Dynabazaar, Inc. (NASDAQ:FAIM).

      Our nominees, if elected, look forward to working with the other members of the Company's board of directors to address the operating challenges which the Company continues to confront. We believe that the Company's weak financial performance is directly attributable to a poorly executed merchandising strategy, poor store-level execution of the Company's stated business plan and an inflated cost structure. As a result of these missteps, in our view, the Company has lost touch with its core customer base and diminished shareholder value.

      In addition, our nominees, if elected, intend to advocate a series of actions to promote corporate democracy and place control of the Company firmly in the hands of stockholders acting by majority vote. These actions include eliminating the stockholder rights plan adopted by the current board, and amending the Company's Restated Certificate of Incorporation to allow stockholders to act by written consent, allow stockholders owning an aggregate of 10% or more of the outstanding shares to call a special meeting of stockholders, eliminate the classification of the board of directors and remove the supermajority voting requirement to amend the Company's Restated By-laws.

      The Barington Companies group recommends that you vote to elect each of our nominees.

      See "Information About The Barington Companies Group" and "Certain Other Information Regarding The Barington Companies Group Nominees" for information about the Barington Companies group and about our nominees.

      The Company has announced that the 2004 annual meeting will be held at 10:00 a.m. Central Daylight Savings time on May 27, 2004 at Washburn University Bradbury Thompson Center, corner of 17th Street and Jewell Avenue, Topeka, Kansas and that the record date for

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

determining stockholders entitled to notice of and to vote at the 2004 annual meeting is April 1, 2004.

      Your vote is important, no matter how many or how few shares of common stock you own. The Barington Companies group urges you to mark, sign, date and return the enclosed GREEN proxy card promptly in accordance with the instructions set forth below. Please do NOT sign any proxy card you may receive from the Company even though it may contain one or more of the Barington Companies group's proposals.

      You are urged to mark, sign and date the enclosed GREEN proxy card and return it in the enclosed envelope whether or not you plan to attend the 2004 annual meeting. If you need assistance in voting your shares of common stock, please call the Barington Companies group's proxy solicitor, Georgeson Shareholder Communications Inc., toll-free at 1-800-334-9584 or if you are a bank or broker please call collect at 1-212-440-9800.

                                 INTRODUCTION

      The Barington Companies group seeks to maximize value for all of the Company's stockholders. The Barington Companies group believes that the current board of directors and management have not fulfilled their responsibilities to the stockholders of the Company to achieve this goal. Further, we believe that the current board of directors has failed to adequately address persistent operational issues at the Company including a flawed merchandising strategy, declining revenues, an increasing expense base, an inefficient deployment of capital and an unproven acquisition and store base expansion strategy. In our opinion, these missteps have weakened the Company's competitive position and diluted the Payless concept (i.e., offering fashionable, quality footwear at affordable prices) in the retail marketplace.

      We believe that the following operational problems and strategic issues will persist unless appropriate action is taken by the board of directors immediately:

   o A poorly executed merchandising strategy. According to the Company's written presentation at a Wells Fargo Securities conference in September 2003, the Company initiated a strategic repositioning during fiscal year 2002 referred to as "The Merchandise Authority," emphasizing value, quality, convenience, selection and fashion-right products. Although we support the fundamental framework of The Merchandise Authority, in our view, management of the Company has not successfully executed this strategy at the store level as evidenced by the decline in sales, profitability and return to stockholders as described below.

   o Declining revenues and gross margins. According to the Company's Form 10-K for fiscal year 2003, from fiscal year 2001 to fiscal year 2003, net sales decreased 4.5% from approximately $2.91 billion to approximately $2.78 billion. Similarly, same store sales declined 3.9% from fiscal year 2002 to fiscal year 2003, 3.2% from fiscal year 2001 to fiscal year 2002 and 2.9% from fiscal year 2000 to fiscal year 2001. Cost of sales, as a percentage of sales, increased 3.5% from 69.5% in fiscal year 2001 to 73.0% in fiscal year 2003 due to increased markdown dollars to reduce excess inventories and negative leverage of occupancy costs. As a result, from fiscal year 2001 to fiscal year 2003, gross


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

      profits decreased from approximately $881.4 million, or 30.5% of net sales, to approximately $750.9 million, or 27.0% of net sales.

   o Increased selling, general and administrative costs. According to the Company's most recent Form 10-K, selling, general and administrative costs rose to an all time high of $752 million or 27.0% of net sales in fiscal year 2003 from $715.9 million or 24.6% of net sales in fiscal year 2001 with no measurable increase in sales or profitability.

   o Declining operating profit. As a result of the declines in net sales and gross profit and an increase in selling, general and administrative costs, according to the Company's most recent Form 10-K, operating profit declined significantly in fiscal year 2003 to $700,000 or a 0.0% operating margin from approximately $100 million or a 3.4% operating margin in fiscal year 2001.

   o Diminishing returns on equity and net assets. According to the Company's most recent Form 10-K, return on equity decreased to 0.0% in fiscal year 2003 from 11.1% in fiscal year 2001 while return on net assets declined to 3.7% in fiscal year 2003 from 10.9% in fiscal year 2001.

   o Weakening financial results could negatively impact credit ratings. On March 4, 2004, Standard & Poors Rating Services issued a press release announcing that it had placed the Company's credit rating on CreditWatch. Standard & Poors indicated that the reason for its action was the Company's weaker-than-expected operating results and lower profitability during the fourth quarter of fiscal year 2003. Standard & Poors also stated that credit protection measures had eroded to levels that were subpar for the Company's current credit rating.


   o Unproven store expansion strategy. The Company continues to open new stores and close existing stores with no apparent positive effect on financial performance. The total store count increased from 4,912 stores at the beginning of fiscal year 2001 to 5,042 at the end of fiscal year 2003. Based on the number of open stores at the end of each fiscal year as set forth in the Company's public filings, estimated sales per store declined more than 6.0% from approximately $589,000 at the end of fiscal year 2001 to approximately $552,000 at the end of fiscal year 2003. Notwithstanding the absence of an increase in sales or profitability, the Company has stated in its most recent Form 10-K that it intends to expand store count from 2004 through 2008, adding a net increase of 250 stores. In fact, during its November 12, 2003 earnings conference call, the Company confirmed that it intends to recapture market share, in part, through continued new store expansion. The store expansion initiative, however, has yet to yield any measurable return to stockholders.


   o Inefficient deployment of capital. According to the Company's Form 10-K for fiscal year 2002, the Company's capital expenditures totaled $98.8 million during this period with more than 50.0% of these funds being expended on new stores. Capital expenditures rose to $114.4 million in fiscal year 2003 according to the Company's most recent Form 10-K with the Company building out a net of 50 new stores. Although this spending has failed to increase revenues or profitability, the Company has stated that during fiscal year 2004

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

      it intends to incur $110 million of capital expenditures and have a net increase of approximately 65 to 75 stores.

   o Unproven benefit from acquisition of Parade of Shoes. The Company completed its acquisition of Parade of Shoes in March 1997. In its Form 10-K for the fiscal year ended February 1, 1997, the Company indicated that it intended to operate Parade of Shoes as a separate division and build out an additional 250 stores between 1997 and 2000. As of January 31, 2004, the Parade of Shoes store base consisted of 180 stores, following a fourth quarter 2001 restructuring involving 67 store closings and related charges. As the Company does not separately disclose the financial results of the Parade of Shoes division it is difficult to discern the financial impact of this division on the Company and its return to stockholders.

   o Executive compensation packages not aligned with shareholder interests. Though the Company's operating results have continued to decline and its operating margin for the most recently completed fiscal year is 0.0%, according to the Company's current proxy statement, during fiscal year 2003 the board of directors approved an average base salary increase of 4.2% for all executive officers in their current position for more than one year and authorized the grant to management employees and executive officers of stock options and restricted stock shares. Moreover, in November 2003, the board of directors authorized a grant to Steven J. Douglass, the Chairman of the Board and Chief Executive Officer of the Company, of stock appreciation rights with respect to 420,000 shares of the Company's common stock, which rights have a fair value of approximately $2.8 million.


   o Declining stock price. Since the beginning of fiscal year 2001 the price of the Company's common stock has declined 30.0% from $23.00 (split adjusted price) on January 2, 2001 to $16.09 on May 11,
      2004, based on the closing stock price on each such date. Based on information contained in the Company's current proxy statement, the Company's stock price also has trailed the Company's former peer group, as well as the Standard & Poors 500, and self-constructed peer group during the five year period ended February 1, 2003, the most recent date provided by the Company.


      Our Platform

      The Barington Companies group is focused on the goal of achieving the greatest return to the Company's stockholders. We believe that the Company's board of directors needs additional independent members to advocate the interests of stockholders and compel management to address persistent operational issues that have been detrimental to shareholder value.

      We have selected nominees with broad management, professional and financial experience necessary to assist the board of directors in improving the Company's operating performance. They are committed to the principles of our platform, with the goal of promoting stockholder value in both the near term and long term. In furtherance of these principles, if elected, our nominees intend to urge the Company's board of directors to take the following actions:

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

   o evaluate the Company's cost structure, particularly operating costs, which have risen to an all time high;

   o implement a recruiting plan to attract key individuals as employees with relevant and proven merchandising expertise;

   o revise the Company's merchandising plan to improve product design and time to market, store layout and inventory management and create branded value offerings;

   o review the Company's existing store base to identify underperforming stores and develop a strategic plan to improve profitability on a store-by-store basis;

   o evaluate the Company's store base expansion program and international ventures;

   o explore opportunities to divest underperforming and/or non-core business divisions.

      In addition, our nominees will act to eliminate the burdens that the Company's charter documents and current board have imposed on the exercise of corporate democracy at the Company. These steps include:

   o termination of the Company's stockholder rights plan, which imposes draconian penalties on stockholders or stockholder groups that beneficially own or commence a tender offer or exchange offer for 15% or more of the Company's outstanding common stock. Not only does such plan effectively prohibit accumulation of stockholdings in excess of this threshold, it may also have the effect of discouraging stockholders from collectively exercising their corporate democracy rights out of concern that they will be deemed to be a group owning 15% or more of the Company's shares;

   o subject to stockholder approval, amending the Company's Restated Certificate of Incorporation to provide that stockholder action may be taken without a meeting by written consent of such number of the issued and outstanding shares of the Company that would be required to take the action at a meeting;

   o subject to stockholder approval, amending the Company's Restated Certificate of Incorporation to remove the classification of the Company's board of directors;

   o subject to stockholder approval, amending the Company's Restated Certificate of Incorporation to remove the requirement of a vote of 66 2/3% of the outstanding shares of the Company to alter, amend, change or rescind the Company's Amended and Restated By-laws; and

   o subject to stockholder approval, amending the Company's Restated Certificate of Incorporation to provide that special meetings of the stockholders may be called by any holder or holders of stock who beneficially or of record own at least 10% of the outstanding shares of the Company's common stock.

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

      The Barington Companies group nominees will not be in a position, however, to effect any action, including any action referred to above, without the support of at least two or more of the incumbent members of the Company's board of directors. There can be no assurance that the incumbent members of the board of directors will vote with our nominees to take any of the actions described above.

      While our nominees, if elected, will constitute only three of the nine members of the Company's board of directors, such individuals will represent three of the seven, or 3/7, of the independent board members. As such, our nominees may be able to exercise substantial influence on the Company's board of directors and committees especially in light of the provisions of the Sarbanes-Oxley Act of 2002, the regulations promulgated by the SEC pursuant to this Act and the new corporate governance rules adopted by the New York Stock Exchange. These rules require that members of the audit, nominating/corporate governance and compensation committees of NYSE listed companies be comprised solely of independent directors.

                                THE PROPOSALS

      The Barington Companies group is soliciting proxies from the holders of shares of common stock to elect three directors to fill the seats of the three existing directors that expire at the 2004 annual meeting. The election of directors requires a plurality of the votes cast in the election.

      The Barington Companies group recommends that you vote to elect the Barington Companies group nominees by checking the appropriate boxes and signing, dating and returning the enclosed GREEN proxy card.

      Election of Directors

Proposal No. 1 -- Election of the Barington Companies Group Nominees as
Directors

      Proposal No. 1 provides for the election of William J. Fox, Harold D. Kahn and James A. Mitarotonda to serve as directors. See "Certain Other Information Regarding The Barington Companies Group Nominees" for information concerning the background and experience of Messrs. Fox, Kahn and Mitarotonda.

      General

      Each of the Barington Companies group nominees has consented to being named herein as a nominee for director of the Company, and has agreed to stand for election as a director and to serve as a director, if elected.


      Although the Barington Companies group has no reason to believe that any of the Barington Companies group nominees will be unable to serve as a director, if any Barington Companies group nominee is not available to serve, the Barington Companies group expects that the members of the Company's board of directors will fill the vacancy. The Barington Companies group expects that the Barington Companies group nominees would recommend that the Company's board of directors consider filling such vacancy with an individual willing to

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

consider and implement the Barington Companies group's proposals to maximize stockholder value. However, there can be no assurance that the Company's board of directors would do so. Although the Barington Companies group has no reason to believe that any of the Company's nominees will be unable to serve as a director, there can be no assurance that the Company's nominees will serve as a director if elected with any of the Barington Companies group nominees.


      Ratification of the Appointment of Independent Auditors

Proposal No. 2 -- Ratification of Deloitte & Touche LLP as the Company's
               Independent Auditors (Company Proposal)

      Proposal No. 2 provides for the ratification of the appointment by the Audit and Finance Committee of the Company's board of directors of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending January 29, 2005. See "Auditors" for further information regarding Deloitte & Touche LLP.

               INFORMATION ABOUT THE BARINGTON COMPANIES GROUP

      Members of the Barington Companies group, the Barington Companies group nominees and certain other persons named below may be deemed to be "participants" in this Proxy Solicitation as such term is defined in Schedule 14A promulgated under the Securities Exchange Act of 1934. Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Offshore Fund, Ltd. (BVI) is a limited company organized under the laws of the British Virgin Islands formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Companies Offshore Fund, Ltd. (BVI) is c/o Bison Financial Services LTD, Bison Court Road Town, Tortola, British Virgin Islands. The offices and directors of Barington Companies Offshore Fund, Ltd. (BVI) and their principal occupations are set forth on Schedule I attached to this Proxy Statement.

      Parche, LLC is a Delaware limited liability company formed for the purpose of making equity investments and, on occasion, taking active roles in the management of portfolio companies in order to enhance shareholder value. The address of the principal business and principal offices of Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Parche, LLC is Admiral Advisors, LLC, a Delaware limited liability company formed to be the managing member of Parche, LLC and Starboard Value & Opportunity Fund, LLC. The address of the principal business and principal offices of Admiral Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The sole member of Admiral Advisors, LLC is Ramius Capital Group, LLC, a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal offices of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New
York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M . Solomon and Thomas W. Strauss is a Managing Member of C4S & Co., LLC. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

      Starboard Value & Opportunity Fund, LLC is a Delaware limited liability company engaged in making equity investments and, on occasion, taking active roles in the management of portfolio companies in order to enhance shareholder value. The address of principal business and principal offices of Starboard Value & Opportunity Fund, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Starboard Value & Opportunity Fund, LLC is Admiral Advisors, LLC.

      As of the date of this Proxy Statement, the Barington Companies group owns an aggregate of 770,000 shares of common stock representing approximately 1.1% of the outstanding shares of the common stock based upon 67,965,427 shares of common stock reported by the Company in its Schedule 14A filed with the Securities and Exchange Commission on April 16, 2004, to be issued and outstanding as of April 1, 2004.

      Additional information about Barington Companies Equity Partners, L.P., the Barington Companies group and the Barington Companies group nominees including information regarding the beneficial ownership of common stock is set forth under the heading "Certain Other Information Regarding The Barington Companies Group Nominees" and in Annex A attached to this Proxy Statement.

      The Barington Companies group has retained Georgeson Shareholder Communications Inc. to act as an advisor and to provide consulting and analytic services and solicitation services in connection with this Proxy Solicitation. Georgeson is a proxy service company. Georgeson mails documents to stockholders, responds to stockholder questions and solicits stockholder votes for many companies. Georgeson does not believe that it or any of its directors, officers, employees, affiliates or controlling persons, if any, is a "participant" in this Proxy Solicitation or that Schedule 14A requires the disclosure of certain information concerning Georgeson. The business address of Georgeson is 17 State Street, 10th Floor, New York, New York 10004. Georgeson has informed the Barington Companies group that, as of the date of this Proxy

Statement, it does not hold any shares of the Company's common stock for its own account or for the accounts of others.

             BACKGROUND OF AND REASONS FOR THE PROXY SOLICITATION

Background

      On various dates from 2003 through, 2004, members of the Barington Companies group purchased a total of 798,333 shares of common stock in the open market for a total purchase price of $11,087,481.26, including commissions and related costs, and sold a total of 28,333 shares of common stock in the open market for a total sales price of $380,379.89, including commissions and related costs. The details of these purchases and sales are set forth in Annex A attached to this Proxy Statement. All of the purchases were funded by working capital, which, in the case of Parche, LLC, included margin loans made by brokerage firms in the ordinary course of business. As of April 21, 2004, the outstanding amount of margin loans obtained by Parche, LLC in connection with its purchase of shares of the Company's common stock was approximately $579,216.

      During December 2003, January 2004 and February 2004, representatives of the Barington Companies group had various telephone conversations with management of the Company and the investor relations group of the Company to discuss the Company's business, including its structure, financial performance and operational issues.

      On March 11, 2004, Barington Companies Equity Partners, L.P. sent a letter to Michael J. Massey, Senior Vice President, Secretary and General Counsel of the Company, notifying the Company that at the 2004 annual meeting Barington Companies Equity Partners, L.P. intended to nominate William J. Fox, Harold D. Kahn and James A. Mitarotonda as directors and to propose certain amendments to the Company's Restated Certificate of Incorporation and the rescission of the Company's stockholder rights plan.

      On March 18, 2004, Mr. Mitarotonda met with Steven J. Douglass, the Chairman of the Board and Chief Executive Officer of the Company, to discuss the Company's business and operational issues and the Barington Companies group's intention to nominate three individuals to the Company's board of directors.

      On April 8, 2004, representatives of the Barington Companies group met with management and employees of the Company at its headquarters to discuss the Company's business and its operational challenges.

      On April 15, 2004, Mr. Mitarotonda had a telephone conversation with
Mr. Douglass in which Mr. Mitarotonda discussed the meeting held on April 8, 2004 between representatives of the Barington Companies group and the Company.

      On May 3, 2004, Barington Companies Equity Partners, L.P. sent a letter to Mr. Massey requesting that it be given the opportunity to inspect the stockholder list.


      On May 4, 2004, the Company filed a complaint in the United States District Court in Topeka, Kansas against the members of the Barington
Companies group, Barington Capital Group, L.P., Barington Companies
Investors, LLC and each of the Barington Companies group nominees seeking (i) injunctive relief pursuant to the provisions of the Securities Exchange Act of 1934, as amended, (a) to enjoin the Barington Companies group from soliciting proxies from the Company's stockholders, (b) to enjoin the distribution of the proxy statement filed by the Barington Companies group with the SEC on April 26, 2004 or (c)alternatively, to require the Barington Companies group to revise its proxy statement prior to its distribution to correct all alleged deficiencies and (ii) a declaration that the Barington Companies group is ineligible to bring business before the 2004 annual meeting and that the Barington Companies group nominees are ineligible to be elected at the 2004 annual meeting.

      On May 6, 2004, the Company filed a motion for a preliminary injunction in the United States District Court in Topeka, Kansas against the members of the Barington Companies group, Barington Capital Group, L.P., Barington Companies Investors, LLC and each of the Barington Companies group nominees seeking the same relief as set forth in the complaint filed by the Company on May 4, 2004.

      On May 11, 2004, the Company filed an amended complaint in the pending lawsuit. The Company's complaint, as amended, alleges, among other things, that purportedly material information with respect to the Barington Companies group nominees was omitted from the Barington Companies group's preliminary proxy statement and the notice letter dated March 11, 2004 sent by Barington Companies Equity Partners, L.P. to the Company, and that such notice letter was defective by reason of those omissions.

      The Barington Companies group believes that the Company's lawsuit is without basis and intends to vigorously defend itself. The Barington Companies group believes that, notwithstanding the Company's assertions, it is entitled to have its nominees for the Company's board of directors brought before the 2004 annual meeting.

      On May 6, 2004, the Company sent a letter to Mr. Mitarotonda alleging that the letter dated March 11, 2004 sent to the Company by Barington Companies Equity Partners, L.P. relating to its intention to nominate three individuals to the Company's board of directors and propose certain business at the 2004 annual meeting was defective. The Company indicated that the matters set forth in the March 11, 2004 letter would be disregarded at the 2004 annual meeting.

      On May 12, 2004, Mr. Mitarotonda sent a response to the Company in connection with the allegations set forth in the Company's letter dated May 6, 2004. In such letter, Mr. Mitarotonda indicated that the March 11, 2004 letter was not defective and demanded that the Barington Companies group nominees for the Company's board of directors be brought before the 2004 annual meeting.

                       CERTAIN OTHER INFORMATION REGARDING
                     THE BARINGTON COMPANIES GROUP NOMINEES

      Set forth below are the name, age, business address, present principal occupation, employment history and directorships of each of the Barington Companies group nominees for at least the past five years. This information has been furnished to the Barington Companies group by the respective Barington Companies group nominees. Each of the Barington Companies group nominees has consented to serve as a director of the Company. Each of the Barington Companies group nominees is at least 18 years of age. None of the entities referenced below is a parent or subsidiary of the Company.

                                         Present Principal Occupation, Five Year
Name, Age and Business Address           Employment History and Directorships
--------------------------------------------------------------------------------
William J. Fox, 47                       Mr. Fox has served as Chairman,
c/o Barington Capital Group, L.P.        President and Chief Executive Officer
888 Seventh Avenue                       of AKI Inc. and President and CEO of
17th Floor                               AKI Holdings, Inc., an international
New York, New York 10019                 multi-sensory marketing, advertising
                                         and sampling systems business since
                                         February 1999.  From 1992 until
                                         January 1999, Mr. Fox was Senior
                                         Executive Vice President of Revlon,
                                         Inc., President of Strategic and
                                         Corporate Development, Revlon
                                         Worldwide, Chief Executive Officer of
                                         Revlon Technologies and until December
                                         1997, was Chief Financial Officer of
                                         Revlon, Inc.  Mr. Fox was concurrently
                                         Senior Vice President of MacAndrews &
                                         Forbes Holdings Inc.  At various
                                         times, beginning in April 1983, Mr.
                                         Fox was also an executive officer of
                                         MacAndrews, Revlon and several
                                         affiliates, including Technicolor
                                         Inc., The Coleman Company, New World
                                         Entertainment and Revlon Group
                                         Incorporated.  Mr. Fox has served as a
                                         member of the board of directors of LQ
                                         Corporation (f/k/a Liquid Audio, Inc.)
                                         (OTCBB:LQID) since April 2003 and as a
                                         member of the board of directors of MM
                                         Companies, Inc. (OTCBB:MMCO) since
                                         July 2003.  Since October 2000, Mr.
                                         Fox has served as Co-Chairman of the
                                         board of directors of Loehmanns
                                         Holdings Inc. (NASDAQ:LHMS).  He also
                                         serves as Vice Chairman of the
                                         Advisory Board of Barington Companies
                                         Investors, LLC, the general partner of
                                         Barington Companies Equity Partners,
                                         L.P.  In addition, Mr. Fox serves on
                                         the Advisory

                                         Board of Barington Companies Equity
                                         Partners, L.P.

Harold D. Kahn, 58                       Mr. Kahn served as Chairman and Chief
230 West 56th Street                     Executive Officer of Macy's East from
#66D                                     1994 until February 2004.  From 1992
New York, New York 10019                 to 1994, he was President of

                                         Montgomery Ward.  Prior thereto, Mr.
                                         Kahn was Chairman and Chief Executive
                                         Officer of Macy's South and Bullocks.
                                         From 1985 to 1989, he was Chairman and
                                         Chief Executive Officer of Macy's
                                         California. Prior thereto, Mr. Kahn
                                         was President of Macy's Atlanta from
                                         1981 to 1985. From 1975 to 1981, he
                                         was Vice President and then Senior
                                         Vice President and General Merchandise
                                         Manager of Macy's New York. Mr.
                                         Kahn is a member of the board of
                                         directors of House of Brussels
                                         Chocolates, Inc. (OTCBB:HBSL). He has
                                         a BBA from the City College of New
                                         York and an MBA from the University of
                                         Maryland.


James A. Mitarotonda, 49                 Mr. Mitarotonda is Chairman of the
c/o Barington Capital Group, L.P.        Board, President and Chief Executive
888 Seventh Avenue                       Officer of LNA Corp., the general
17th Floor                               partner of Barington Capital Group,
New York, New York 10019                 L.P., an investment firm which he
                                         co-founded in November 1991.  Mr.
                                         Mitarotonda is also President and
                                         Chief Executive Officer of Barington
                                         Companies Investors, LLC, the general
                                         partner of Barington Companies Equity
                                         Partners, L.P., a small
                                         capitalization, value fund which seeks
                                         to be actively involved with its
                                         portfolio companies in order to
                                         enhance shareholder value.  Mr.
                                         Mitarotonda is President, Chief
                                         Executive Officer and a director of MM
                                         Companies, Inc. (OTCBB:MMCO) and a
                                         director of Register.com, Inc.
                                         (NASDAQ:RCOM).  In addition, he is
                                         Co-Chairman of the board of directors
                                         and Co-Chief Executive Officer of LQ
                                         Corporation (f/k/a Liquid Audio, Inc.)
                                         (OTCBB:LQID).  Mr. Mitarotonda also is
                                         Chief Executive Officer and a director
                                         of Dynabazaar, Inc. (f/k/a FairMarket,
                                         Inc.) (NASDAQ:FAIM).  In May 1988, Mr.
                                         Mitarotonda co-founded Commonwealth
                                         Associates, an investment banking,
                                         brokerage
                                         and securities trading firm. Mr.
                                         Mitarotonda served as Chairman of the
                                         Board and Co-Chief Executive Officer of
                                         JMJ Management Company Inc., the
                                         general partner of Commonwealth. From
                                         December 1984 to May 1988, Mr.
                                         Mitarotonda was employed by D.H. Blair
                                         & Co., Inc., an investment bank,
                                         brokerage and securities trading firm,
                                         as Senior Vice President/Investments.
                                         From July 1981 to November 1984, Mr.
                                         Mitarotonda was employed by Citibank,
                                         N.A. During his tenure at Citibank, Mr.
                                         Mitarotonda became Regional Director of
                                         Citibank's Home Equity Financing and
                                         Credit Services. Mr. Mitarotonda began
                                         his career in 1979 at Bloomingdale's as
                                         a management trainee where he held
                                         various retail management positions. He
                                         graduated from Queens College with a
                                         B.A. degree in economics and with an
                                         M.B.A. from New York University's
                                         Graduate School of Business
                                         Administration (now known as the Stern
                                         School of Business).


      The number of shares of the Company's common stock beneficially owned and percentage beneficial ownership of each of the Barington Companies group nominees as of the date of this Proxy Statement are as follows:

Barington Companies            Number of Shares             Percentage
group Nominee                  Beneficially Owned (1)(2)    Ownership (3)
-------------------------      -------------------------    -------------
William J. Fox                             0                     0%
Harold D. Kahn                             0                     0%
James A. Mitarotonda                300,000 (4)                  *
Total                               300,000 (4)                  *

      --------------------

    * Less than 1%

   (1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

   (2) Under the rules of the SEC, the Barington Companies group nominees may be deemed to be members of a group and, as a result, each Barington Companies group nominee may be deemed to beneficially own shares of common stock beneficially owned by each of the other Barington Companies group nominees. Each of the Barington Companies group nominees disclaims beneficial ownership of the shares of common stock beneficially owned by any of the other Barington Companies group nominees.

   (3) Calculated based on 67,965,427 shares of common stock outstanding as of April 1, 2004 as reported in the Company's Schedule 14A filed with the SEC on April 16, 2004.

   (4) Consists of 255,600 shares of common stock owned by Barington Companies Equity Partners, L.P., and 44,400 shares of common stock owned by Barington Companies Offshore Fund, Ltd. (BVI). Mr. Mitarotonda is the Managing Member of the general partner of Barington Companies Equity Partners, L.P. and has sole voting power with respect to the 255,600 shares of common stock owned by Barington Companies Equity Partners, L.P. Mr. Mitarotonda is the sole stockholder of LNA Capital Corp., the general partner of Barington Capital Group, L.P. Barington Capital Group, L.P. is the Managing Member of Barington Companies Advisors, LLC, the investment advisor of Barington Companies Offshore Fund, Ltd. (BVI) which has voting power with respect to the shares of common stock owned by Barington Companies Offshore Fund, Ltd. (BVI). Accordingly, Mr. Mitarotonda has sole voting power with respect to the 44,400 shares of common stock owned by Barington Companies Offshore Fund, Ltd.
         (BVI).

      None of the Barington Companies group nominees is employed by the Company. All of the Barington Companies group nominees are citizens of the United States.

      Except as set forth in this Proxy Statement or in the Annexes hereto, none of the Barington Companies group, any of the persons participating in this Proxy Solicitation on behalf of the Barington Companies group, the Barington Companies group nominees and, with respect to items (i), (vii) and
(viii) of this paragraph, to the best knowledge of the Barington Companies group, any associate (within the meaning of Rule 14a-1 of the Securities Exchange Act of 1934) of the foregoing persons (i) owns beneficially, directly or indirectly, any securities of the Company, (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company, (iii) owns any securities of the Company of record but not beneficially, (iv) has purchased or sold any securities of the Company within the past two years, (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company, (vii) since the beginning of the Company's last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $60,000 or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this Proxy Statement or in the Annexes hereto, none of the Barington Companies group, any of the persons participating in this Proxy Solicitation on behalf of the Barington Companies group, the Barington Companies group nominees and, to the best knowledge of the Barington Companies group, any associates of the foregoing persons, has had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $60,000, since the beginning of the Company's last fiscal year.

      Except as set forth in this Proxy Statement or in the Annexes hereto, none of the Barington Companies group nominees, since the beginning of the Company's last fiscal year, has been affiliated with (i) any entity that made or received, or during the Company's current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company's or such entity's consolidated gross revenues for its last full fiscal year, or (ii) any entity to which the Company or its subsidiaries was indebted at the end of the Company's last full fiscal year in an aggregate amount exceeding five percent of the Company's total consolidated assets at the end of such year. None of the Barington Companies group nominees is or during the Company's last fiscal year has been affiliated with any law or investment banking firm that has performed or proposes to perform services for the Company.

      None of the corporations or organizations in which the Barington Companies group nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and the Barington Companies group nominees do not hold any position or office with the Company or have any family relationship with any executive officer or director of the Company or have been involved in any proceedings, legal or otherwise, of the type required to be disclosed by the rules governing this solicitation.

      The Barington Companies group has orally agreed to indemnify each of the Barington Companies group nominees against certain liabilities, including liabilities under the federal securities laws, in connection with this Proxy Solicitation and such person's involvement in the operation of the Company and to reimburse such Barington Companies group nominee for his out-of-pocket expenses.

                                   AUDITORS

      According to information contained in the Company's proxy statement, the Audit and Finance Committee of the Company's board of directors has appointed Deloitte & Touche LLP to serve as the Company's independent auditors for the fiscal year ending January 29, 2005, subject to ratification by the stockholders at the 2004 annual meeting. The Company has stated that Deloitte & Touche LLP served as the Company's independent auditors for the fiscal year ended January 31, 2004, fiscal 2003. The Company also has stated that a member of Deloitte & Touche LLP will be present at the 2004 annual meeting to make such statements as that firm may desire and to answer appropriate stockholder questions.

      The Barington Companies group recommends that you vote for the ratification of the appointment of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending January 29, 2005. See Proposal No. 2 under "The Proposals."

                           SOLICITATION OF PROXIES

      The Barington Companies group has retained Georgeson to act as an advisor in connection with this Proxy Solicitation. In connection with its retention by the Barington

Companies group, Georgeson has agreed to provide consulting and analytic services and solicitation services with respect to banks, brokers, institutional investors and individual stockholders. The Barington Companies group has agreed to pay Georgeson a fee for its services estimated to be not more than $45,000 and to reimburse Georgeson for its reasonable out-of-pocket expenses. The Barington Companies group has also agreed to indemnify Georgeson against certain liabilities and expenses in connection with this Proxy Solicitation, including liabilities under the federal securities laws. Approximately 20 employees of Georgeson will engage in the solicitation. Proxies may be solicited by mail, advertisement, telephone, facsimile or in person. Solicitations may be made by persons employed by or affiliated with the members of the Barington Companies group. However, no person will receive additional compensation for such solicitation other than Georgeson.

      Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the proxy materials to the beneficial owners of shares of common stock for which they hold of record and the Barington Companies group will reimburse them for their reasonable out-of-pocket expenses.

      The expenses related directly to this proxy solicitation are expected to aggregate approximately $150,000 and will be borne by the Barington Companies group. These expenses include fees and expenses for attorneys, proxy solicitors, printing, postage, filing expenses and other costs incidental to the solicitation. Of this estimated amount, approximately $50,000 has been spent to date. The actual costs and expenses could be materially different than the estimated amounts and, in particular, could be substantially higher if for any reason litigation is instituted in connection with the matters related to this Proxy Statement.

      The purpose of the proposals in this Proxy Statement is to advance the interests of all the Company's stockholders. Therefore, the Barington Companies group believes that its expenses related to this Proxy Solicitation should be borne by the Company and it intends to seek reimbursement of such expenses from the Company whether or not this Proxy Solicitation is successful. The question of reimbursement of the expenses of the Barington Companies group by the Company will not be submitted to a stockholder vote.

      If you have any questions about this proxy solicitation or voting your shares or require assistance, please contact:

                    Georgeson Shareholder Communications Inc.
                           17 State Street, 10th Floor
                            New York, New York 10004
                            Toll Free: (800) 334-9584
                 Banks and Brokers call collect: (212) 440-9800

                                  OTHER MATTERS

      This proxy solicitation is being made by the Barington Companies group and not on behalf of the board of directors or management of the Company.
The Barington Companies group is not aware of any other matters to be brought before the Company's 2004 annual meeting, except as set forth herein. Should other matters be brought before the 2004 annual meeting, by having signed and returned the enclosed GREEN proxy card, you will have authorized the persons named as proxies in the enclosed GREEN proxy card to vote on all such matters in their discretion.

      The Company's proxy statement relating to the 2004 annual meeting contains information regarding (1) securities ownership of certain beneficial owners and management of the Company; (2) the committees of the board of directors; (3) the meetings of the board of directors and all committees thereof; (4) the business background and employment biographies of the Company's nominees for election to the board of directors; (5) the compensation and remuneration paid and payable to the Company's directors and management; and (6) the Company's stock price performance in relation to an assumed group of "peers" or market-based indices. The Company's stockholders are referred to the Company's proxy statement in connection with the 2004 annual meeting for this information.

                STOCKHOLDER PROPOSALS FOR 2005 ANNUAL MEETING

      The Company's proxy statement with respect to the 2004 annual meeting indicates that proposals of the Company's stockholders intended to be presented at the Company's 2005 annual meeting must be received by the Company no later than December 17, 2004 in order for them to be considered for inclusion in the Company's proxy statement. The Company's stockholders are hereby referred to the Company's proxy statement in connection with the 2004 annual meeting for such information.

                      INFORMATION REGARDING THE COMPANY

      The information concerning the Company contained in this Proxy Statement has been taken from or is based upon documents and records on file with the SEC and other publicly available information. The Barington Companies group has no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement in reliance upon publicly available information are inaccurate or incomplete. The Barington Companies group, however, has not been given access to the books and records of the Company, was not involved in the preparation of such information and statements, and is not in a position to verify, or make any representation with respect to the accuracy or completeness of, any such information or statements.

                              VOTING PROCEDURES

Who is entitled to vote?

      If the Company's stock records show that you are a stockholder as of the close of business on the record date for the 2004 annual meeting, you are entitled to vote the shares of common stock that you held on such date. Even if you sell your shares after the record date for the 2004 annual meeting, you will retain the right to execute a proxy in connection with the 2004 annual meeting. Each outstanding share of common stock entitles its holder to cast one vote for each matter to be voted upon.

Can I attend the meeting?

      All stockholders of record of the Company's common stock at the close of business on April 1, 2004, the record date for the 2004 annual meeting, or their designated proxies, are authorized to attend the 2004 annual meeting. If your shares are held of record by a bank, broker or other nominee, you will need to obtain a "legal proxy" form from your bank or broker if you wish to vote at the 2004 annual meeting.

What constitutes a quorum? How will abstentions and broker non-votes be counted?

      The holders of a majority of the Company's common stock outstanding and entitled to vote, present in person or represented by proxy, will constitute a quorum at the 2004 annual meeting. Votes cast in person or by proxy at the 2004 annual meeting will be tabulated by the inspector of elections appointed for the 2004 annual meeting to determine whether or not a quorum is present. The inspector of elections will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but abstentions will neither be counted as votes for, nor the withholding of authority for, the election of directors, but will have the effect of a vote against all other matters submitted to a vote of stockholders.

      Shares held by nominees for beneficial owners will be counted for purposes of determining whether a quorum is present if the nominee has the discretion to vote on at least one of the matters presented at the 2004 annual meeting, even if the nominee may not exercise discretionary voting power with respect to other matters and voting instructions have not been received from the beneficial owner (a "broker non-vote"). Broker non-votes will not be counted as votes for, nor the withholding of authority for, the election of directors (Proposal No. 1), but will have the effect of a vote against all other matters submitted to a vote of stockholders.

How do I vote?

      Voting by proxy for holders of shares registered in the name of a brokerage firm or bank. If your shares are held by a broker, bank or other nominee (i.e., in "street name"), only your bank or broker can give a proxy with respect to your shares. You should receive a proxy card from your bank or broker which you must return in the envelope provided in order to have your shares voted. If you have not received a proxy card from your bank or broker, you may contact it directly to provide it with instructions on how you wish to vote. If you need assistance in dealing with your bank or broker, please contact Georgeson at (800) 334-9584 or collect at (212) 440-9800.

      Voting by proxy for holders of shares registered directly in the name of the stockholder. If you hold your shares in your own name as a holder of record, you may vote your shares by marking, signing, dating and mailing the GREEN proxy card in the postage-paid envelope that has been provided to you by the Barington Companies group. To vote your shares in accordance with your instructions at the 2004 annual meeting, we must receive your proxy as soon as possible but, in any event, prior to the 2004 annual meeting.

      Vote in person. If you are a registered stockholder and attend the 2004 annual meeting you may deliver your completed GREEN proxy card in person. "Street name" stockholders who wish to vote at the 2004 annual meeting will need to obtain a "legal proxy" form from the broker, bank or other nominee that holds their shares of record and must bring that document to the meeting in order to vote in person at the 2004 annual meeting. If you need assistance, please contact Georgeson at (800) 334-9584 or collect at (212) 440-9800.

What should I do if I receive a proxy card which is not GREEN?

      If you submit a proxy to us by signing and returning the enclosed GREEN proxy card, do NOT sign or return the proxy card or follow any voting instructions provided by the Company's board of directors unless you intend to change your vote, because only your latest-dated proxy will be counted.

Can I revoke my proxy instructions?

      You may revoke your proxy at any time before it has been exercised by:

            o submitting a written revocation with the Corporate Secretary of the Company or Georgeson;

            o submitting a duly executed proxy bearing a later date with the Corporate Secretary of the Company or Georgeson; or

            o appearing in person and voting by ballot at the 2004 annual meeting as described above under "How do I vote? -- Vote in Person."

      Any stockholder of record as of the record date of the 2004 annual meeting attending the 2004 annual meeting may vote in person whether or not a proxy has been previously given, but the presence (without further action) of a stockholder at the 2004 annual meeting will NOT constitute revocation of a previously given proxy.

      If you choose to revoke a proxy by giving written notice or a later-dated proxy to the Corporate Secretary of the Company, although you are not legally obligated to do so, we would appreciate if you would assist us in representing the interests of stockholders on an informed basis by sending us a copy of your revocation or proxy or by calling Georgeson, at (800) 334-9584 or collect at (212) 440-9800. Remember, your latest-dated proxy is the only one that counts.

Will other matters be voted on at the annual meeting?

      We are not now aware of any matters to be presented at the 2004 annual meeting other than the election of directors and the ratification of the Company's independent auditors. If any other matters not described in the proxy statement are properly presented at the 2004 annual meeting, including matters incidental to the conduct of the 2004 annual meeting, proxies will be voted in accordance with the best judgment of the proxy holders.

If I plan to attend the annual meeting, should I still submit a proxy?

      Whether you plan to attend the 2004 annual meeting or not, we urge you to submit a proxy. Returning the enclosed GREEN proxy card will not affect your right to attend the 2004 annual meeting.

How will my shares be voted?

      If you give a proxy on the accompanying GREEN proxy card, your shares will be voted as you direct. If you submit a proxy to us without instructions, our representatives will vote your shares in favor of each of the proposals. Submitting a GREEN proxy card will entitle our representatives to vote your shares in accordance with their discretion on matters not described in this Proxy Statement that may arise at the 2004 annual meeting, including matters incident to the conduct of the 2004 annual meeting. Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date for the 2004 annual meeting by the person who submitted it.

How can I receive more information?

      If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call Georgeson at (800) 334-9584 or collect at (212) 440-9800.

                     --------------------------------------

Your vote is important. No matter how many or how few shares you own, please vote to elect the Barington Companies group nominees by marking, signing, dating and mailing the enclosed GREEN proxy card promptly.

                                                 THE BARINGTON COMPANIES GROUP
                                                                  May __, 2004

                                                                    SCHEDULE I

   Directors and Officers of Barington Companies Offshore Fund, Ltd. (BVI)

Name and Position         Principal Occupation    Principal Business Address
-----------------         --------------------    --------------------------

James A. Mitarotonda,     Chairman of Barington   888 Seventh Avenue, 17th Floor
Director and President    Capital Group, L.P.     New York, New York  10019

Sebastian E. Cassetta,    Executive Vice          888 Seventh Avenue, 17th Floor
Director                  President               New York, New York  10019
                          and Chief Operating
                          Officer of Barington
                          Capital Group, L.P.

Edith Conyers, Director   General Manager of      Washington Mall 1, 3rd Floor
                          Forum Fund Services,    22 Church Street
                          Ltd.                    Hamilton HM11, Bermuda

Graham Cook, Director     Director/Manager,       Bison Court
                          Corporate               P.O. Box 3460
                          Services of Bison       Road Town, Tortola
                          Financial Services,     British Virgin Islands
                          Ltd.

Forum Fund Services,      Fund Administration     Washington Mall 1, 3rd Floor
Ltd., Secretary                                   22 Church Street
                                                  Hamilton HM11, Bermuda

Melvyn Brunt, Treasurer   Chief Financial         888 Seventh Avenue, 17th Floor
                          Officer of Barington    New York, New York  10019
                          Capital Group, L.P.

                                                                       ANNEX A

                         TRANSACTIONS IN COMMON STOCK

      The following table sets forth information with respect to all purchases and sales of common stock of the Company by the Barington Companies group during the past two years. Except as set forth below, to the knowledge of the Barington Companies group, no participant in this solicitation or Barington Companies group nominee has purchased or sold securities of the Company within the past two years.


                                                                                 Trans.           Number of    Price Per
Name                                                              Date            Type             Shares       Share
--------------------------------------------------------         -------         -------          --------     ---------
Barington Companies Equity Partners, L.P.                        12/30/03        Purchase           13,334     $13.352*
Barington Companies Equity Partners, L.P.                        12/31/03        Purchase            6,667     $13.632*
Barington Companies Equity Partners, L.P.                        12/31/03        Purchase            6,667     $13.654*
Barington Companies Equity Partners, L.P.                         1/7/04         Purchase           10,666     $13.097*
Barington Companies Equity Partners, L.P.                        1/12/04         Purchase            5,334     $13.130*
Barington Companies Equity Partners, L.P.                        1/15/04         Purchase            5,334     $13.027*
Barington Companies Equity Partners, L.P.                        1/27/04         Purchase           16,000     $13.48*
Barington Companies Equity Partners, L.P.                         2/2/04         Purchase            6,666     $14.034*


                                       24


Barington Companies Equity Partners, L.P.                         2/3/04         Purchase           12,000     $14.097*
Barington Companies Equity Partners, L.P.                        2/13/04         Purchase           5,3334     $12.815*
Barington Companies Equity Partners, L.P.                        2/27/04           Sale             22,666     $13.504*
Barington Companies Equity Partners, L.P.                         3/4/04         Purchase           20,000     $13.64*
Barington Companies Equity Partners, L.P.                         3/5/04         Purchase           20,000     $13.788*
Barington Companies Equity Partners, L.P.                         3/8/04         Purchase           93,300     $13.817*
Barington Companies Equity Partners, L.P.                         3/8/04         Purchase            5,298     $13.851*
Barington Companies Equity Partners, L.P.                        3/19/04         Purchase           20,000     $13.459*
Barington Companies Equity Partners, L.P.                        3/22/04         Purchase           10,000     $13.241*
Barington Companies Equity Partners, L.P.                        3/29/04         Purchase            1,100     $13.546*
Barington Companies Equity Partners, L.P.                        3/31/04         Purchase            4,000     $13.947*
Barington Companies Equity Partners, L.P.                         4/1/04         Purchase           29,900     $13.879*
Barington Companies Offshore Fund, Ltd. (BVI)                     1/7/04         Purchase            2,667     $13.097*
Barington Companies Offshore Fund, Ltd. (BVI)                    1/12/04         Purchase            1,333     $13.13*
Barington Companies Offshore Fund, Ltd. (BVI)                    1/15/04         Purchase            1,333     $13.027*
Barington Companies Offshore Fund, Ltd. (BVI)                    1/27/04         Purchase            4,000     $13.48*
Barington Companies Offshore Fund, Ltd. (BVI)                     2/2/04         Purchase            1,667     $14.034*
Barington Companies Offshore Fund, Ltd. (BVI)                     2/3/04         Purchase            3,000     $14.097*
Barington Companies Offshore Fund, Ltd. (BVI)                    2/13/04         Purchase            1,333     $12.815*
Barington Companies Offshore Fund, Ltd. (BVI)                    2/27/04           Sale              5,667     $13.504*
Barington Companies Offshore Fund, Ltd. (BVI)                     3/4/04         Purchase            5,000     $13.64*
Barington Companies Offshore Fund, Ltd. (BVI)                     3/5/04         Purchase            5,000     $13.788*
Barington Companies Offshore Fund, Ltd. (BVI)                     3/8/04         Purchase           23,400     $13.817*
Barington Companies Offshore Fund, Ltd. (BVI)                     3/8/04         Purchase            1,334     $13.851*
Parche, LLC                                                      4/16/04         Purchase           82,100     $14.26**
Starboard Value & Opportunity Fund, LLC                           3/1/04         Purchase           98,669     $13.67**
Starboard Value & Opportunity Fund, LLC                           3/4/04         Purchase           40,000     $13.61**
Starboard Value & Opportunity Fund, LLC                           3/5/04         Purchase           16,800     $13.75**
Starboard Value & Opportunity Fund, LLC                           3/5/04         Purchase           25,200     $13.75**
Starboard Value & Opportunity Fund, LLC                           3/8/04         Purchase           11,231     $13.845**
Starboard Value & Opportunity Fund, LLC                           3/8/04         Purchase          196,000     $13.787**

* Includes commissions and execution related costs
** Excludes commissions and execution related costs

                                                                       ANNEX B

                             OWNERSHIP OF COMMON STOCK

      Each share of common stock is entitled to one vote on each of the proposals and the common stock is the only class of securities of the Company entitled to vote on the proposals. According to the Company's Schedule 14A filed with the SEC on April 16, 2004, as of April 1, 2004 there were 67,965,427 shares of common stock outstanding.

      The following table sets forth the share ownership of all persons who, to the knowledge of the Barington Companies group, beneficially own more than 5% of the outstanding shares of common stock as of the date of this Proxy Statement and of the named executive officers and directors of the Company as of the date of this Proxy Statement. The information with respect to each stockholder is derived from the Schedule 14A filed by the Company with the SEC on April 16, 2004.

                                  Number of Shares            Percentage
Stockholder                       Beneficially Owned (1)      Ownership
-------------------------------   ----------------------      ------------

Sterling Capital Management               7,062,375               10.4%
LLC and related parties
4064 Colony Road
Suite 300
Charlotte, NC 28211

Lord, Abbett & Co.                        6,913,120               10.2%
90 Hudson Street
Jersey City, New Jersey 07302

Pzena Investment Management, LLC          6,189,879                9.1%
120 West 45th Street
34th Floor
New York, New York 10036

Artisan Partners Limited                  4,288,000                6.3%
Partnership and related parties
875 East Wisconsin Avenue
Suite 800
Milwaukee, Wisconsin 53202

Mylle H. Mangum (2) (8)                         300                  *

Steven J. Douglass (5) (8)                1,060,881                1.6%

Duane L. Cantrell (5) (6) (8)               358,317                  *

Howard R. Fricke (2) (3) (8)                 21,210                  *

Daniel Boggan, Jr. (2)                         0                     *

Michael A. George (2)                          0                     *

John F. McGovern (2)                           0                     *

Michael E. Murphy (2) (4) (8)                19,323                  *

Robert C. Wheeler (2)                         0                      *

Jay A. Lentz (5) (8)                         93,621                  *

Ullrich E. Porzig (5) (7) (8)               210,942                  *

Darrel J. Pavelka (5) (6) (8)               122,804                  *

Michael J. Massey                             0                      *

All directors and executive               1,887,398                2.8%
officers as a group (2) (3)
(4) (5) (6) (7) (8)

----------------------
*     Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding the options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage ownership of any other person. Subject to community property laws where applicable, to the knowledge of the Barington Companies group, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) Does not include units credited to non-employee director's accounts under the Deferred Compensation Plan for Non-Management Directors. As of April 1, 2004, the following directors had the indicated units credited to their account under such plan: Mr. Boggan - 16,648 units; Mr. Fricke - 15,474 units; Mr. George - 1,693 units; Ms. Mangum - 15, 201 units; Mr. McGovern - 6,436 units; Mr. Murphy - 4,242 units; and Mr. Wheeler - 8,571 units.

(3)   Includes 12,000 shares owned by Mr. Fricke's spouse.

(4) Includes 3,000 shares held by a limited partnership of which Mr. Murphy and his spouse are the sole partners.

(5) Shares shown as beneficially owned include shares subject to options which are presently exercisable or which will become exercisable on or before May 31, 2004 as follows: Steven J. Douglass - 876,000 shares; Duane L. Cantrell - 310,898 shares; Jay A. Lentz - 87,817 shares; Darrel Pavelka - 96,106 shares; and Ullrich E. Porzig - 154,417 shares.

(6) Does not include units credited to accounts under the Company's Deferred Compensation Plan. As of April 1, 2004, Mr. Cantrell had 19,274 units credited to his account and Mr. Pavelka had 2,638 units credited to his account. At the end of the deferral period, the units will be paid out in an equivalent number of shares of the Company's common stock.

(7) Mr. Porzig's ownership includes 45,465 shares held by family trusts and 384 shares owned by his children.

(8) The Company's profit sharing plans provide for an investment fund which is invested in shares of the Company's common stock. As of April 1, 2004, the trusts under such plans owned approximately 1,366,260 shares of the Company's common stock in the investment fund described herein. Shares shown as beneficially owned by the persons referred to in the table include any shares allocated to their accounts under such profit sharing plans.

                                                                       ANNEX C


                      FORM OF PROXY SOLICITED ON BEHALF OF
                          THE BARINGTON COMPANIES GROUP

      The undersigned stockholder of Payless ShoeSource, Inc., a Delaware corporation (the "Company"), on April 1, 2004 (the "record date"), hereby appoints James A. Mitarotonda or William J. Fox or either of them, each with full power of substitution to act as proxies for the undersigned, and to vote all shares of common stock, without par value, of the Company, which the undersigned would be entitled to vote if personally present at the 2004 Annual Meeting of Stockholders of the Company to be held on May 27, 2004, and at any and all postponements and adjournments thereof as indicated on this proxy.

      IF YOU SIGN, DATE AND RETURN THIS CARD WITHOUT INDICATING YOUR VOTE ON THE FOLLOWING PROPOSALS, YOU WILL BE DEEMED TO HAVE VOTED IN FAVOR OF EACH OF SUCH PROPOSALS. IF YOU VOTE OR ABSTAIN WITH RESPECT TO ONE OR MORE OF THE FOLLOWING PROPOSALS, THIS PROXY CARD WILL REVOKE ANY PREVIOUSLY EXECUTED REVOCATION OF PROXY WITH RESPECT TO SUCH PROPOSALS.

      [X] PLEASE MARK VOTES AS IN THIS EXAMPLE.

      THE BARINGTON COMPANIES GROUP STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF EACH OF THE PROPOSALS.

      Proposal No. 1 -- Election of William J. Fox, Harold D. Kahn and James
A. Mitarotonda as Directors

      FOR [  ]                                              ABSTAINS  [  ]

      (Instruction: If you wish to vote for the election of certain of the nominees, but not all of them, check the "FOR" box above and write the name of each such person you do not wish elected in the following space:________________________________________. If no box is marked above with respect to this Proposal, the undersigned will be deemed to vote for such Proposal, except that the undersigned will not be deemed to vote for the election of any candidate whose name is written in the space provided above.)

      Proposal No. 2 -- Ratification of Appointment of Deloitte & Touche LLP as Independent Auditors for the Company

      FOR [  ]                AGAINST [  ]                  ABSTAINS [  ]

      And in the discretion of the proxies appointed hereunder, on such other business as may properly come before the meeting.


                                                Dated:

                                                ---------------------------


                                                ---------------------------
                                                Signature:


                                                ---------------------------
                                                Signature (if held jointly):


                                                ---------------------------
                                                Title or Authority

Please sign exactly as name appears hereon. If shares are registered in more than one name, the signature of all such persons should be provided. A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by an authorized person. The proxy card votes all shares in all capacities.

PLEASE MARK, SIGN AND DATE THIS PROXY BEFORE MAILING THE PROXY IN THE ENCLOSED ENVELOPE.

      If you have any questions or need assistance in voting your shares, please contact Georgeson Shareholder Communications Inc. toll-free at 1-800-334-9584 or if you are a bank or broker please call collect at 1-212-440-9800.